EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

STATEMENT SETTING FORTH COMPUTATION
OF RATIOS OF PROFIT TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	1999	1998	1997
Profit	$ 946	$1,513	$1,665
Add:
Provision for income taxes	$ 448	$ 680	837

Profit before taxes	$1,394	$2,193	$2,502
Fixed charges:
Interest and other costs related to borrowed funds(1)	$ 835	$ 758	$ 586
Rentals at computed interest factors(2)	83	76	60

Total fixed charges	$ 918	$ 834	$ 646

Profit before provision for income taxes and fixed charges	$2,312	$3,027	$3,148

Ratio of profit to fixed charges	2.5	3.6	4.9

__________

(1)	Interest expense as reported in the Consolidated Results of Operations plus the Company’s proportionate share of 50 percent-owned unconsolidated affiliated companies’ interest expense.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

Exhibit 12	Page 1 of 1